February 02, 2012

Adam Turk

Telephone Number: 202.551.3780

Fax Number: 703.813.6984

Re: Infantly Available, Inc.

Registration Statement on form S-1

Filed December 29, 2011

File No. 333-178788

Dear Mr. Turk:

Thank you for your letter dated January 23, 2012. Regarding your comments, please find in the following pages the questions and answers for the comments.

General

1.

Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

•

"We can protect the little ones from hazardous substances commonly found in regular wear," page 28;

•

"The result of this in organic cotton is the achievement of a longer-stable fiber which yields stronger yarn and more durable fabrics," page 30;

•

"Pesticide-free long-stable cotton also feels softer and more breathable and luxurious against the skin," page 30;

•

"Conventionally grown cotton uses hazardous insecticides and pesticides, some of which can cause cancer," page 31;

•

"Children are at greater risk for pesticide related health problems than adults," page 31; and

•

"'Green' suppliers tend to be structured as small or familiar companies," page 31.

We have revised our prospectus to provide supplemental support for our factual assertions, we have also deleted and rephrased some sentences on our ‘Description of Business’, started on page 29.

Prospectus Cover Page

2. Please provide the information required by Item 501(a)(3) of Regulation S-K regarding the price on a per unit and total basis. Consider providing such disclosure in tabular format.

We have included a table on the bottom of page 4, showing the price on a per unit basis, minimum, at 50% of offering and on a maximum basis.

	Number of Shares	Offering Price	Underwriting Discounts & Commissions	Proceeds to the Company
Per Share	1	$0.025	$0.00	$0.025
Minimum	0	$0.00	$0.00	$0.00
50% of Offering	1,500,000	$37,500	$0.00	$37,500
Maximum	3,000,000	$75,000	$0.00	$75,000

Prospectus Summary, page 6

3.

Please provide the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K. The address and phone number you have provided is that of your agent for service.

We have amended our prospectus on page 6 and 29 to state that:

“We have shared office services located at 2360 Corporate Circle - Suite 400, Henderson, NV, USA, 89074-7722, our telephone number is 702-664-6472 and our fax number is 702-664-6954.”

4.

Please reconcile the disclosure regarding the advancing of funds from Mrs. Borrie. On page seven you state that she has committed to advancing these funds; however, on page eight you state that she has indicated she "may" lend such funds and that there is no assurance she will assist the company.

We have reconciled our disclosure on page 8 to state that Mrs. Borrie has committed to lend the Company funds in the form of a non-secured loan to meet its short to medium term financial obligations (up to 12 months), but there is no contract in place or written agreement between the Company and Mrs. Borrie.

5.

Please clarify on page nine that the amount outstanding after the offering is completed assumes all of the shares are sold in the offering. In addition, revise disclosure regarding the percent of common stock that will be owned by Mrs. Borrie after the offering. Revise similar disclosure throughout.

We have amended our prospectus on page 9, 14 and 26 to disclose that the amount of shares described refers to a scenario where all shares offered are sold and the Company’s president would own 70.4 % of Infantly’s stock.

Risk Factors, page 11

6.

We note your disclosure on page 7 that your officer and director has committed to advancing funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $15,000). Please add a risk factor which describes how Mrs. Borrie agreed to provide you with funds, but has not signed a written agreement to advance you these funds over the next 12 months.

We have included a risk factor on page 13, as per your request:

“There is no assurance that The Company will be able to pay for its future expenses

Our sole officer and director has committed to advancing funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $15,000) as the expenses are incurred if no other proceeds are obtained by the Company. However, there is no contract in place or written agreement with Mrs. Borrie.

If the Company’s president is unable to fulfill this commitment, the Company has no other guaranteed source of funds. If we are unable to pay for our expenses, we’d have to cease operations and shareholders would lose all of their investment in the Company.”

"Company's ability to implement the business strategy," page 15

7.

We note your disclosure on page 28 that your business model "shall be based on eCommerce, using the internet as a means to lower overhead costs." In light of the fact that you intend to offer the latest fashions from some of the world's top designers, insist that your designers and tailors use only the finest eco-friendly materials, and provide free shipping to your customers, please revise this risk factor to address the risk that your ecommerce strategy may not result in your planned low overhead costs.

We have revised the risk factor on page 16 to include:

“Our business model shall be based on eCommerce and we expect to use the internet as a means to lower overhead costs. We also intend to offer the latest fashions from some of the world's top designers that will use only the finest eco-friendly materials, and we plan to provide free shipping to our customers. Considering the costs with shipping, designers and material, our ecommerce strategy may not result in our planned low overhead costs. Low overhead costs would negatively affect our business results and possible sales.”

Use of Proceeds, page 18

8.

We note the statement that "the offering scenarios presented are for illustrative purposes only and the actual amount of proceeds, if any may differ" and the statement that "all the expenses shown above are estimates only. The actual costs may differ from the above estimated values." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

We have revised our prospectus on page 17 and 19 to remove the above language.

9.

We note your disclosure on page 7 that you will need at least $37,500 to implement your plan of operations and on page 12 that you are completely dependent on this offer to raise funds to develop its business plan. Please reconcile this with your use of proceeds section which shows the allocation of your proceeds if 25 % of your shares are sold. Please clarify, if true, that you will seek to implement your plan of operations even if you are unable to raise $37,500 through this offering. If not, revise your use of proceeds to clearly disclose your plans if you raise less than $37,500. Also, add disclosure regarding the use of proceeds if you raise less than 25 % of the offering maximum.

We have amended our prospectus on page 7 to state that:

“We estimate that we will need at least $37,500 (including the $13,009) to be able to successfully develop our product and start generating revenues, but we intend to try to implement our plan of operations even if we raise a lower amount, allocating the net proceeds proportionally to the figures on our ‘use of proceeds’ table on page 18.”

We have also amended the page 19 to state that:

“We estimate that we will need at least $37,500 (including the $13,009) to be able to successfully develop our product and start generating revenues, but we intend to try to implement our plan of operations even if we raise a lower amount, allocating the available net proceeds proportionally to the figures on our ‘use of proceeds’ table above. Accordingly, if we raise less than 25% of the offering maximum, we intend to allocate the net proceeds proportionally, according to the priorities described below, in an effort to make our plan of operations successful.”

10.

We note that you intend to obtain an "Organic Apparel's Market Studies Acquisition and Analysis" at the price of $1,200 if you sell 50% of the shares in your offering. Since the estimated cost of this product is $4,000, it is unclear how you will be able to afford this analysis if you spend less than that amount. Please revise your use of proceeds to clarify, if true, that you will only be able to afford an "Organic Apparel's Market Studies Acquisition and Analysis" with a $4,000 expenditure. In the alternative, please tell us if you are able to purchase an "Organic Apparel's Market Studies Acquisition and Analysis" by spending less than $4,000.

We have amended our Use of Proceeds section on page 20 and our Plan of operation starting on page 52 to clarify our plans for the use of funds from this offering in different shares sales scenarios (100%, 50% and lower percentages of offered shares sold).

Description of Business, page 27

11.

We note your disclosure on page 28 that you intend to offer the latest fashions from the world's top designers. Please clarify in your plan of operations how you intend to obtain these designs. From your disclosure, it is unclear whether you intend to license designs which you will produce yourself or whether you will purchase finished products to sell. If you intend to license designs, please expand your plan of operations to include the licensing fees. If true, clearly disclose that you have no arrangements, agreements or understandings with any designers.

We have stated, on page 30, on our ‘Use of Proceeds’ on page 20 and ‘Plan of Operation’ on page 53, that:

“We intend to negotiate a commission based on the sales with these designers. There are no arrangements, agreements or understandings with any designer and there is no assurance that we will be able to secure any deal with any top designer.”

12.

Where you use industry-specific terms in your prospectus, please revise to ensure the definition of such terms would be clear to an investor who is unfamiliar with your industry. For example purposes only, we note the following terms:

•

"Intercropping," page 30; and

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"Long-stable," page 30.

We have deleted the sentences containing the terms quoted above.

Intellectual Property, page 34

13.

We note that you intend to apply, in due course and subject to legal advice, for trademark protection or copyright protection of your intellectual property and products. Please tell us why you have not included your trademark or copyright application and the related legal advice in your plan of operations.

We have amended our Plan of Operation starting on page 52 to include the expected costs for trademark protection or copyright protection of our intellectual property and products and related legal advice. We have also amended the amounts on the second and third steps of our plan of operation.

14.

Please provide the disclosure required by Item 101 (h)(4)(iv) of Regulation S-K regarding competition.

We have revised our ‘Competitive Advantages’ section on page 34, to conform with Item 101(h)(4)(iv) of Regulation S-K: ”Competitive business conditions and the smaller reporting company's competitive position in the industry and methods of competition”

Financial Statements, page 38

15.

Please note the updating requirements of Article 8-08 of Regulation S-X and provide a currently dated consent from your independent accountant for amendments over 30 days. Management's Discussion and Analysis of Financial Condition and Result of Operations, page 49.

We have provided an updated consent from our independent accountants and we stated, on pages 6 and 55, that: “As of the date of this prospectus, we have $189.34 in the Company’s Trust Account.”

Plan of Operation, page 49

16.

Please provide a more specific description of the company's plan of operations for the next twelve months as required by Item 101 (a)(2) of Regulation S-K. In particular, please explain how the company intends to meet each of these milestones if it cannot raise adequate funding.

We have amended our Plan of Operation, started on page 51.

17.

We note your disclosure on pages 52 and 54 that your president has stated that she will lend money ($10,000 over the next 12 months) to maintain your reporting status. This appears inconsistent with your disclosure on page 7 that your president has orally agreed to lend up to $15,000, if needed. Please revise for consistency throughout the registration statement.

We have revised our prospectus on pages 55 and 57 to consistently state that the president has agreed to lend the company up to $15,000.

18.

Please disclose the cash balance as of the most recent practicable date.

We have disclosed that the company has $189.34 as of the date of the prospectus.

Directors and Executive Officers, page 54

19.

Please provide all of the information required by Item 401(e) of Regulation S-K for Mrs. Borrie including her principal occupations and employment during the past five years with the dates each position was held; the name and principal business of any corporation or other organization in which such occupations and employment were carried on and the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director for the registrant.

We have updated and revised the president’s ‘biographical information’ on page 58:

“Danielle Borrie raised her younger sister and she was always coming up with creative ideas to save money for sturdy clothing, weather and activity appropriate wear, and coordinating fashion for her sister and her friends’ wardrobes.   Picking out outfits was a grueling task for Danielle and that is what triggered her interest in children’s fashion.

Danielle graduated from Emily Carr Secondary School with honor in 2008 and took fashion and modeling courses at Sutherland Models in Toronto, Canada. She worked at Browns Shoes from January 2009 to July 2009. Danielle worked on visual decor for the window displays and also sales and transfers. Since the summer of 2008 and presently still with the company, she has been an assistant and has been designing clothing for stuffed animals for Universal Plush. September 2007 to June 2008, Danielle worked for Ice Gear Fitness Apparel. She was a manager and her duties included money handling, meeting daily quotas, creating visual displays and customer service. She has also been in the restaurant business since 2009, working on event planning and promotions for Vertigo Lounge.

Danielle Borrie is the ideal person to run Infantly Available, Inc. because we believe she has a young and fresh outlook for fashion and she is committed to a career in quality children’s clothing. Danielle will oversee the company’s quest for selling organic apparel, become a successful and potentially mainstream demand for parents, she will innovate new ideas for kid’s fashion styles and offer affordable, wide selections for the consumer.”

Exhibits

20.

Please provide a written description of the oral agreement with Mrs. Borrie. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at hHp://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

We have filed a ‘Description of oral loan agreement with the Company’s president’ as exhibit 10.